                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                   Under the Securities Exchange Act of 1934
                             (Amendment No.   )*


                        SECURITY FINANCIAL BANCORP, INC.
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                                (Name of Issuer)


                                  COMMON STOCK
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                         (Title of Class of Securities)


                                    81424D109
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                                 (CUSIP Number)


                               DAVID M. W. HARVEY
                      EVEREST PARTNERS LIMITED PARTNERSHIP
                          (dba Everest Partners, L.P.)
                              POST OFFICE BOX 3178
                           GARDNERVILLE, NEVADA 89410
                                  (775)265-3016
 -------------------------------------------------------------------------------

                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                FEBRUARY 10, 2000
 -------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)



                  If the filing person has previously filed a statement on
                  Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of secs.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

                  NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.

                  *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

                  The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).







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



     CUSIP No 81424D109
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   1) Names of Reporting Persons
      I.R.S. Identification Nos. of Above Persons (entities only)

         Everest Partners Limited Partnership (d.b.a. Everest Partners, L.P.)
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   2) Check the Appropriate Box if a Member of a Group (See Instructions)

   (a)  [  ]
   (b)  [  ]
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   3) SEC Use Only
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   4) Source of Funds (See Instructions)

           WC
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     5) Check if Disclosure of Legal Proceedings is Required Pursuant to
        Items 2(d) or 2(e) [  ]

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     6) Citizenship or Place of Organization

               NEVADA
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Number of           (7)   Sole Voting Power                        0
Shares            --------------------------------------------------------------
Beneficially        (8)   Shared Voting Power                100,000
Owned by          --------------------------------------------------------------
Each Reporting-     (9)   Sole Dispositive Power                   0
Person            --------------------------------------------------------------
With                (10)  Shared Dispositive Power           100,000
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   11)  Aggregate Amount Beneficially Owned by Each Reporting Person

                100,000
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   12)  Check if the Aggregate Amount in Row (11) Excludes Certain Shares
        (See Instructions)                                              [  ]
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   13)  Percent of Class Represented by Amount in Row (11)

                  5.2%
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   14)  Type of Reporting Person (See Instructions)

                  PN
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                                  Page 2 of 9

    CUSIP No 81424D109
--------------------------------------------------------------------------------

   1) Names of Reporting Persons
      I.R.S. Identification Nos. of Above Persons (entities only)

             Everest Managers, L.L.C.
--------------------------------------------------------------------------------

   2) Check the Appropriate Box if a Member of a Group (See Instructions)

   (a)  [  ]
   (b)  [  ]
--------------------------------------------------------------------------------

   3) SEC Use Only
--------------------------------------------------------------------------------

     4) Source of Funds (See Instructions)
        Not applicable

--------------------------------------------------------------------------------


     5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [ ]

--------------------------------------------------------------------------------


     6) Citizenship or Place of Organization

               NEVADA
--------------------------------------------------------------------------------

Number of           (7)  Sole Voting Power                        0
Shares            --------------------------------------------------------------
Beneficially        (8)  Shared Voting Power                100,000
Owned by          --------------------------------------------------------------
Each Reporting-     (9)  Sole Dispositive Power                   0
Person            --------------------------------------------------------------
With                (10) Shared Dispositive Power           100,000
--------------------------------------------------------------------------------

   11)  Aggregate Amount Beneficially Owned by Each Reporting Person

                 100,000
--------------------------------------------------------------------------------

   12)  Check if the Aggregate Amount in Row (9) Excludes Certain Shares
        (See Instructions)                                                [  ]
--------------------------------------------------------------------------------

   13)  Percent of Class Represented by Amount in Row 9

                  5.2%
--------------------------------------------------------------------------------

   14)  Type of Reporting Person (See Instructions)

                  OO
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                                   Page 3 of 9

     CUSIP No.     81424D109
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   1) Names of Reporting Persons
      I.R.S. Identification Nos. of Above Persons (entities only)

             David M. W. Harvey
--------------------------------------------------------------------------------

   2) Check the Appropriate Box if a Member of a Group (See Instructions)

   (a)  [  ]
   (b)  [  ]
--------------------------------------------------------------------------------

   3) SEC Use Only
--------------------------------------------------------------------------------

     4) Source of Funds (See Instructions)
        Not applicable

--------------------------------------------------------------------------------


     5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [ ]

--------------------------------------------------------------------------------


     6) Citizenship or Place of Organization

                  U.S.A.
--------------------------------------------------------------------------------

Number of           (7)  Sole Voting Power                        0
Shares            --------------------------------------------------------------
Beneficially        (8)  Shared Voting Power                100,000
Owned by          --------------------------------------------------------------
Each Reporting-     (9)  Sole Dispositive Power                   0
Person            --------------------------------------------------------------
With                (10) Shared Dispositive Power           100,000
--------------------------------------------------------------------------------

   11)  Aggregate Amount Beneficially Owned by Each Reporting Person

                100,000
--------------------------------------------------------------------------------

   12)  Check if the Aggregate Amount in Row (9) Excludes Certain Shares
        (See Instructions)                                               [  ]
--------------------------------------------------------------------------------

   13)  Percent of Class Represented by Amount in Row 9

                  5.2%
--------------------------------------------------------------------------------

   14)  Type of Reporting Person (See Instructions)

                  IN
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



Item 1: Security & Issuer

          (a)  Name of Issuer:
                           SECURITY FINANCIAL BANCORP, INC.

          (b)  Address of Issuer's Principal Executive Offices:

                  9231 WICKER AVENUE
                  ST. JOHN, INDIANA 46373


Item 2: Identity & Background

          (a) Name of Person Filing:

              This Schedule 13D is being jointly filed by each of the following persons pursuant to Rule 13d-1(k)(1) promulgated by the Securities and Exchange Commission pursuant to Section 13 of the Securities Exchange Act of 1934, as amended (the "Act"): Everest Partners Limited Partnership (d.b.a. Everest Partners, L.P.)(the "Limited Partnership"), Everest Managers, L.L.C. (the "General Partner"), and David M. W. Harvey, the principal member of the General Partner (collectively the "Filing Persons"). The Filing Persons have entered into a Joint Filing Agreement, dated as of February 15, 2000, a copy of which is filed with this Schedule 13D as Exhibit A, pursuant to which the Filing Persons have agreed to file this statement jointly in accordance with the provisions of Rule 13d-1(k)(1) under the Act. The Filing Persons expressly disclaim that they have agreed to act as a group.


          (b) Residence or Business Address:

                    Post Office Box 3178
                    Gardnerville, Nevada 89410


          (c) Present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted:

              The Limited Partnership is a Nevada limited partnership formed for the purpose of investing in, among other things, the equity securities of various financial services providers. The General Partner, a Nevada limited liability company, is the general partner of the Limited Partnership. The General Partner is charged with management of the day-to-day affairs of the Limited Partnership. The principal member of the General Partner is David
              M. W. Harvey. The Limited Partnership, the General Partner, and Mr. Harvey all conduct their business from Post Office Box 3178, Gardnerville, Nevada, 89410.


          (d) and (e)

              During the last five years, none of the Limited Partnership, the General Partner, or Mr. Harvey has been convicted in a criminal proceeding(excluding traffic violations or similar misdemeanors), nor have any such persons been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or a finding of violation of any such laws.


          (f) Citizenship:

              The Limited Partnership and the General Partner are organized under Nevada law; David M. W. Harvey is a citizen of the U.S.A.



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



Item 3: Source and Amount of Funds or Other Consideration

        The aggregate purchase price of the stock covered by this statement is $977,271. The Limited Partnership's stock purchases were in an account carried at Bear, Sterns Securities Corp. No borrowed funds were used to purchase the stock.


Item 4: Purpose of Transaction

        (a) The stock that is the subject of this Schedule 13D was acquired by the Limited Partnership for the purpose of investment, consistent with the Limited Partnership's investment policies and strategies. Depending upon the Limited Partnership's investment strategies, its need for or availability of funds, the price of the stock, and other considerations, the Limited Partnership may acquire additional shares of stock or dispose of some or all of the stock from time to time.

        (b) - (c) The Filing Persons believe the Issuer should take steps to maximize shareholder value, including without limitation, LIQUIDATION OF THE ISSUER'S BUSINESS, repurchase of common stock, sale of branches, and/or sale of the Issuer, in each case within a two year time frame. Mr. Harvey plans to discuss these alternatives with management and to explore any impediments which may exist with respect to the maximization of shareholder value.

        (d) - (j) At present, and except as disclosed herein, the Filing Persons have no specific plans or proposals that relate to, or could result in, any of the matters referred to in paragraphs (d) through (j), inclusive, of Item 4 of Schedule 13D. The Filing Persons intend to continue to explore the options available to them. The Filing Persons may, at any time or from time to time, review or reconsider their position with respect to the Issuer and may formulate plans with respect to matters referred to in Item 4 of Schedule 13D.


Item 5: Interest in Securities of the Issuer

        (a) According to a press release of the Issuer dated February 1, 2000, the Issuer had 1,938,600 shares of stock issued and outstanding. Accordingly, the 100,000 shares owned by the Limited Partnership represent approximately 5.2 percent (5.2%) of the Issuer's issued and outstanding shares as of February 1, 2000.

        (b) The General Partner has the power to vote or direct the voting of the stock as of any record date subsequent to the Limited Partnership purchases identified in Exhibit B, and the power to dispose or to direct the disposition of the stock. Because Mr. David M. W. Harvey is the controlling person of the General Partner, Mr. Harvey may be deemed to have the indirect power to vote or direct the vote and to dispose or direct the disposition of the stock that is the subject of this Schedule 13D. Each of Mr. Harvey and the General Partner disclaims beneficial ownership of shares of stock of the Issuer.

        (c) Purchases in the last 60 days. See Exhibit B attached. The transactions identified in Exhibit B were effected through one or more brokers in the over-the-counter market.

        (d) No person other than the Limited Partnership and the General Partner has the right to receive or the power to direct the receipt of dividends from or the proceeds from the sale of the stock that is the subject of this Schedule 13D.

        (e)   Not applicable.

Item 6: Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

        Except as set forth herein, none of the Limited Partnership, the General Partner, or Mr. Harvey has any contract, arrangement, understanding, or relationship (legal or otherwise) between or among themselves and any person with respect to securities of the Issuer, including but not limited to transfer or voting of any of the shares of stock that are the subject of this Schedule 13D, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies. The shares of stock that are the subject of this Schedule 13D were not acquired on margin.


Item 7: Material to be Filed as Exhibits

        Exhibit A - Joint Filing Agreement
        Exhibit B - Schedule of Purchases


                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                       EVEREST PARTNERS LIMITED PARTNERSHIP
                                       (d.b.a. EVEREST PARTNERS, L.P.)
                                       By its General Partner
                                       EVEREST MANAGERS, L.L.C.
                                       By:   /s/ David M. W. Harvey
Dated: February 15, 2000               ----------------------------------
                                       Name: David M. W. Harvey
                                       Title: Managing Member


                                       EVEREST MANAGERS, L.L.C.
                                       By:   /s/ David M. W. Harvey
Dated: February 15, 2000               ----------------------------------
                                       Name: David M. W. Harvey
                                       Title: Managing Member


                                       By:   /s/ David M. W. Harvey
Dated: February 15, 2000               ----------------------------------
                                       Name: David M. W. Harvey














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



                                                                       Exhibit A
                                                                       ---------

                     AGREEMENT REGARDING THE JOINT FILING OF
                                  SCHEDULE 13D

                             ---------------------

The undersigned hereby agree as follows:

          (i) Each of them is individually eligible to use the Schedule 13D to which this Exhibit is attached, and such Schedule 13D is filed on behalf of each of them; and

          (ii) Each of them is responsible for the timely filing of such
Schedule 13D and any amendments thereto, and for the completeness and accuracy of the information concerning such person contained therein; but none of them is responsible for the completeness or accuracy of the information concerning the other persons making the filing, unless such person knows or has reason to believe that such information is inaccurate.



                                       EVEREST PARTNERS LIMITED PARTNERSHIP
                                       (d.b.a. EVEREST PARTNERS, L.P.)
                                       By its General Partner
                                       EVEREST MANAGERS, L.L.C.
                                       By:   /s/ David M. W. Harvey
Dated: February 15, 2000               ----------------------------------
                                       Name: David M. W. Harvey
                                       Title: Managing Member


                                       EVEREST MANAGERS, L.L.C.
                                       By:   /s/ David M. W. Harvey
Dated: February 15, 2000               ----------------------------------
                                       Name: David M. W. Harvey
                                       Title: Managing Member


                                       By:   /s/ David M. W. Harvey
Dated: February 15, 2000               ----------------------------------
                                       Name: David M. W. Harvey


















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



                                                                       Exhibit B
                                                                       ---------

                              SCHEDULE OF PURCHASES


                              ---------------------



Everest Partners Limited Partnership acquisitions of and holdings in Security Financial Bancorp, Inc. (SFBI)



       Date                Shares (#)          Cost ($)             Price/Share
       ----                ----------          --------             -----------
     01/25/00                15,000            136,890                9.1260
     01/27/00                 5,000             46,265                9.2530
     02/02/00                10,000             92,515                9.2515
     02/04/00                 3,000             28,233                9.4110
     02/07/00                10,000             96,265                9.6265
     02/08/00                10,000             98,452                9.8452
     02/08/00                24,000            243,514               10.1464
     02/09/00                10,000            101,890               10.1890
     02/10/00                13,000            133,265               10.2512
                         ----------         ----------              --------
                            100,000            977,289                9.6778
















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